UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                         --------------------
                            SCHEDULE 14f-1

                         INFORMATION STATEMENT

                    Pursuant to Section 14(f) of the
                     Securities Exchange Act of 1934
                        and Rule 14f-1 thereunder

                         MAS Acquisition IX Corp.
                         ------------------------
              (Name of Small Business Issuer in its charter)


                      Indiana                              35-2070344
           -------------------------------           ----------------------
           (State or other jurisdiction of           (I.R.S. Employer
           incorporation or organization)            Identification Number)


           1710 E. Division St., Evansville, Indiana          47711
          -------------------------------------------      ----------
           (Address of principal executive officers)       (Zip Code)

           Registrant's telephone number, including area code: (812) 479-7266
                                                               --------------


                         --------------------

                             INTRODUCTION

  The Air Tracks, Inc. was incorporated on May 10, 1995 in the State of New Jersey. On May 19, 1997, Air Tracks, Inc. merged with Airtrax, Inc. ("AITX"). AITX is in the business of manufacturing omni-directional vehicles for the military and private sector. The Company is developing commercial applications for omni-directional systems which can be incorporated into any type of vehicle requiring advanced navigational capabilities. The Company will produce the omni-directional forklifts and military mobility equipment. A vehicle equipped with the AITX system is capable of forward, lateral, diagonal, and rotational movements. The Company website is located at www.airtrax.com. AITX believes that it's omni-directional forklifts will revolutionize the material handling industry.

  On November 5, 1999, MAS Acquisition IX Corp.("MAS" or the "Company") entered into an Agreement and Plan of Merger ("Agreement") with AITX. Pursuant to the terms of the Agreement, AITX will be the surviving corporation upon completion of the merger. This statement is being mailed on or about November 16, 1999 to shareholders of record on November 16, 1999 of shares of Common Stock, par value $.001 per share of the Company. It is being furnished in connection with the Agreement and change of the Company's directors effected on or about November 16,1999.

               BACKGROUND OF TRANSACTION AND CHANGE IN CONTROL

  Pursuant to the terms of the Agreement, each common share of MAS shall be converted into 0.01348 common shares of AITX. A total of 8,519,800 shares of common shares of MAS shall be converted into 114,867 restricted common shares of AITX.

  As a result of the Agreement, the Company has accepted the resignation of Aaron Tsai, sole Director and Officer of the Company, as of November 16, 1999.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL STOCKHOLDERS

The following table contains information regarding the shareholders of AirTrax, its current directors and executive officers and those persons or entities who beneficially own more than 5% of its common stock and Preferred Stock:

                                 Preferred     Percentage of  Percentage of
             Common Stock        Stock         Common Stock   Preferred Stock
             Stock Beneficially  Voting        Beneficially   Beneficially
Name         Owned(1)            Rights(2)         Owned         Owned
-----------------------------------------------------------------------------
Peter Amico
President and
Chairman          1,695,737      2,750,000(3)      40.41%       100%

D. Barney Harris     62,500          -0-            1.49%        -0-
Vice President and
Director

Frank Basile        190,000          -0-            4.53%        -0-
Director

James Hudson         71,000(4)       -0-            1.69%        -0-
Director

John Watt Jr.       103,000          -0-            2.45%        -0-
Director

All directors     2,122,237      2,750,000         50.57%        100%
and Executive
officers as a
group (5 persons)
-----------------

(1). Based on 4,196,311 outstanding shares of common stock (prior to the effectiveness of the merger), excluding, however shares of common stock issuable to the holder of the Preferred Stock (see "Item 2 - Executive Compensation").
(2). Based upon 275,000 outstanding shares of Preferred Stock after giving effect to the 10 for 1 voting rights.
(3). Represents 275,000 shares of Preferred Stock held by Arcon Corp., a corporation wholly owned by Mr. Amico.
(4). Includes shares held by an affiliate of Mr. Hudson.

              DIRECTORS AND EXECUTIVE OFFICERS


Name                       Age            Title
--------------------       ---            ---------------------------
Peter Amico                55             President and Chairman
D. Barney Harris           37             Vice President and Director
John Watt Jr.              62             Secretary and Director
Frank Basile, Esq.         63             Director
James Hudson               55             Director
--------------------

Peter Amico - Mr. Amico is the founder of the Company and has been President and Chairman of the Company and its predecessor since its inception in April 1995. Prior to 1995, Mr. Amico was president and majority shareholder of Titan Aviation and Helicopter Services, Inc. ("Titan"). He has an extensive background in sales and in structural design. His career in sales has spanned over thirty years and he has held sales positions at Firestone Tire & Rubber and Union Steel Products, Inc. In 1996 and in connection with operations of Titan, Mr. Amico filed for bankruptcy protection.

D. Barney Harris - Mr. Harris has been a Director of the Company since December 1998 and a Vice President since July 1999. From 1997 to July 1999, Mr. Harris was employed by UTD, Inc. Prior to 1997, Mr. Harris was employed by EG&G as a Senior Engineer and Manager of the Ocean Systems Department where he was responsible for the activities of 45 scientists, engineers and technicians. During this period while performing contract services for the US Navy, he was principally responsible for the design of the omni-directional wheel presently used by the Company. Mr. Harris received his B.S.M.E. from the United States Merchants Marine Academy in 1982, and is presently completing his M.S.M.E. from the University of Maryland.

Mr. John Watt - Mr. Watt has been a Director of the Company since August 1998. From 1990 to the present, he has been the President of Watt-Bollard Associates, Inc., a manufacturers' representative sales agency located in Fort Washington, Pennsylvania. From 1970 to 1990, he served as President of John C. Watt Associates, Inc.

Mr. James Hudson - Mr. Hudson has been a Director of the Company since May 1998. From 1980 to present, he has been President of Grammer, Dempsy & Hudson, Inc., a steel service center headquartered in Newark, New Jersey.

Frank A. Basile, Esq. - Mr. Basile has been a Director of the Company since April 1999. Mr. Basile has been a practicing attorney since 1963 and is president of the law firm Basile & Testa located in Vineland, New Jersey. The firm was one of seven selected by the State of New Jersey to represent the State against the tobacco industry.

EXECUTIVE COMPENSATION

Peter Amico, as President of the Company, receives a salary of $75,000 per year. In addition, Mr. Amico will receive annual stock options not to exceed 50,000 shares of common stock at a price of per share to be determined by the board of directors. Arcon Corp., a corporation wholly owned by Mr. Amico, receives an annual dividend on 275,000 shares of Preferred Stock. The annual dividend equals $68,750, however, the holder may elect to be paid in the form of common stock at a discount to the market price (see the description of the Preferred Stock in Item 1. Changes in Control of Registrant). Although not elected by the holder as of this date, Arcon is entitled to receive 305,737 shares of common stock as a dividend on the Preferred Stock for the period May 1997 to December 31, 1998.

The Company and D. Barney Harris, as Vice President, have entered into a written employment agreement for period of five years. Pursuant to the agreement, Mr. Harris receives an annual salary of $75,000, subject to annual review by the Company. In addition, Mr. Harris will be entitled to receive stock grants and stock options not exceeding 25,000 shares of common stock per annum at a share price discounted to the market.

The Board of Directors generally hold office for two years. Each board member receives $250 for each meeting attended, plus reasonable travel expenses. For 1998, each board member was granted stock options for not more than 5,000 shares of common stock at price of $0.50 per share.

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 18, 1999

                                  MAS Acquisition IX Corp.


                                  By: /s/ Aaron Tsai
                                     -----------------------------------
                                      Aaron Tsai
                                      President, Chief Executive Officer
                                      Treasurer and Director